Mail Stop 4561

June 11, 2009

Hunter Cohen, Chief Financial Officer
Diligent Board Member Services, Inc.
39 West 37th St., 8th Floor
New York, NY 10018

>   **Re: Diligent Board Member Services, Inc.**
>   **Amendment No. 5 to Registration Statement on Form 10**
>   **Filed May 14, 2009**
>   **Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed May 14, 2009**
>   **File No. 000-53205**

Dear Mr. Cohen:

We have reviewed the above-captioned filings and your response letter dated
May 13, 2009, and have the following comments. Unless otherwise noted, where prior
comments are referenced, they refer to our letter dated May 6, 2009.

General

1.   If you determine not to seek an accommodation or waiver from financial reporting from
        our Office of Chief Accountant for the reasons cited, we believe that it is appropriate for
        you to add a risk factor to future filings stating that your failure to file required Form
        10-Q reports for the quarter ended June 30, 2008 and September 30, 2008, could result in
        potential exposure under Section 13(a) and Rule 13a-13 of the Exchange Act.

Amendment No. 5 to Form 10

Item 6. Executive Compensation, page 33

Director Compensation, page 34

2.   We note your response to prior comment 4, which asked you to disclose the amount of
        foreign currency that $1 purchased at the time of calculation of the exchange rates used
        to calculate the dollar amounts listed for Messrs. Charlton, Saxton, Bettle, Huljich,
        Lawler, and Russell. Please confirm that you will disclose this information, if applicable,
        in the executive compensation section of future filings.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

Transactions with Promoters and Certain Control Persons, page 35

3.   We note your response to prior comment 5, which asked you to disclose the current outstanding balance of the loan to DBMS LLC, as well as the amount of accrued interest. Please confirm that you will disclose this information in the related party section of future filings.

4.   We note your response to prior comment 6, which states that you have concluded that Ken Carroll and Carroll Capital Holdings, LLC were passive investors with respect to DBMS LLC and Diligent who received shares of common stock solely in exchange for property, and are not promoters. In your response letter, please include a detailed legal discussion and analysis describing the role that Ken Carroll and Carroll Capital Holdings, acting alone or in conjunction with one or more other persons, directly and indirectly took in founding and organizing your business. See Rule 405 of Regulation C.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 47

Evaluation of Disclosure Controls and Procedures, page 47

5.   We note your response to prior comment 10, which asked you to tell us how you considered your inability to file your quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2008 and September 30, 2008 when forming your conclusion as to the effectiveness of your disclosure controls and procedures at December 31, 2008. Your response states that your inability to file the delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 stems from the lack of reliable comparable period comparisons for your predecessor LLC during 2007. As you know, Form 10-Q requires you to provide the information required by Rule 8-03 of Regulation S-X, which includes providing interim financial statements for the prior fiscal year. Thus, your response appears to indicate your inability to ensure that information required to be disclosed by you in your quarterly reports for fiscal 2008 was recorded, processed, summarized and reported, within the time periods specified within the Commission's rules and forms, and that your controls and procedures do not appear to have ensured that information required to be disclosed by you in the reports that you are required to file under the Exchange Act was accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). As such, please provide us with a detailed analysis supporting the conclusion of your principal executive and principal financial officers that your disclosure controls and procedures were effective as of December 31, 2008. As part of your response, tell us in detail how and when you

remediated the deficiencies in your disclosure controls and procedures that precluded you from filing your quarterly reports.

* * * * *

As appropriate, please amend your documents in response to these comments. Your responsive amendments should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Mark Shannon, Staff Accountant, at (202) 551-3299, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (816) 292-2001
        Wallace E. Brockhoff, Esq.
        Lathrop & Gage LLP